

08027509

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21920

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/07___ AND ENDING ___12/31/07___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hilby Wilson, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

___2198 East Camelback Road, Suite 355___
                (No. and Street)

___Phoenix___   ___Arizona___   ___85016___
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Bruce Hilby___   ___602-508-8500___
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Woods & Dwyer___
                    (Name – if individual, state last, first, middle name)

___3030 N Central Ave, Suite 1005 Phoenix, AZ 85012___
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 8 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Bruce Hilby_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Hilby Wilson, Inc._____ , as

of _____December 31_____ , 20_07___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____President_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing. see section 240.17a-5(e)(3).*

HILBY WILSON, INC.
(AN ARIZONA CLOSE CORPORATION)

CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statements of Financial Condition	2
Statements of Earnings	3
Statements of Changes in Owners' Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6 - 8
SCHEDULES 1 through 3	9 - 11
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL	12 - 15



WOODS & DWYER

Certified Public Accountants

3030 N. Central Avenue • Suite 1005
Phoenix, Arizona 85012
(602) 265-9700
Fax (602) 265-9600

To the Owners'
Hilby Wilson, Inc.
Phoenix, Arizona

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of **Hilby Wilson, Inc., (An Arizona Close Corporation)** as of December 31, 2007 and 2006, and the related statements of earnings, changes in owners' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Hilby Wilson, Inc.** as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with auditing standards generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Woods and Dwyer
February 22, 2008

1

HILBY WILSON, INC.
(AN ARIZONA CLOSE CORPORATION)
STATEMENTS OF FINANCIAL CONDITION
December 31, 2007 and 2006

ASSETS

	2007	2006
CURRENT ASSETS		
Cash	$ 37,586	$ 24,580
Notes receivable from owners	-	25,000
Interest receivable from owners	-	54,800
	$ 37,586	$ 104,380

LIABILITIES AND OWNERS' EQUITY

	2007	2006
CURRENT LIABILITIES		
Accrued expenses	$ 4,000	$ 4,000
OWNERS' EQUITY	33,586	100,380
	$ 37,586	$ 104,380

See Independent Auditors' Report and Notes to Financial Statements

	2007	**2006**
REVENUES		
Interest income	$ 2,206	$ 2,945
Other income	26,635	9,083
	28,841	12,028
EXPENSES		
Licenses and fees	1,956	3,131
General and administrative	4,741	5,070
	6,697	8,201
Income (loss) before income taxes	22,144	3,827
Income taxes	5,028	1,004
Net earnings (loss)	$ 17,116	$ 2,823

HILBY WILSON, INC.

STATEMENTS OF CHANGES IN OWNERS' EQUITY

For The Years Ended December 31, 2007 and 2006

	Capital Units	Paid-in Capital	Retained Earnings (Deficit)	Total Owners' Equity
Balance, December 31, 2005	3,000	$ 36,570	$ 57,987	$ 97,557
Net earnings (loss)	-	-	2,823	2,823
Balance, December 31, 2006	3,000	$ 36,570	$ 60,810	$ 100,380
Net earnings (loss)	-		17,116	17,116
Dividends	-		(50,954)	(50,954)
Return of capital	(2,500)	(30,456)	-	(32,956)
Balance, December 31, 2007	500	$ 6,114	$ 26,972	$ 33,586

See Independent Auditors' Report and Notes to Financial Statements

4

HILBY WILSON, INC.
(AN ARIZONA CLOSE CORPORATION)
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities		
Net earnings (loss)	$ 17,116	$ 2,823
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Accrued interest	54,800	2,499
	71,916	324
Cash flows from financing activities		
Proceeds from notes receivable from owners	25,000	–
Dividends paid	(50,954)	–
Return of capital	(32,956)	–
Cash flows used by financing activities	(58,910)	–
Net increase (decrease) in cash	13,006	324
Cash at beginning of year	24,580	24,256
Cash at end of year	$ 37,586	$ 24,580

SUPPLEMENTAL DISCLOSURES

Cash paid during the year for income taxes	$ 5,028	$ 1,004

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Coldwater Securities, Inc. (An Arizona Close Corporation) was incorporated on March 25, 1977, under the laws of the State of Arizona (S10-200 Arizona Revised Statutes, et seq.). This law allows a corporation to exist by the issuance of capital units, which is a proportioned share of the proprietary interest in the corporation owned by the investors. An investor is the owner of capital units of a close corporation. The corporation does not require officers and directors, but has appointed managers that have the authority to act on behalf of the corporation and have the same rights as corporate officers and directors. The Company is licensed to operate as a broker-dealer, under the Securities and Exchange Act of 1934.

Name Change

Effective January 1, 1983, the Company changed its name to *Hilby Wilson, Inc.* (an Arizona Close Corporation).

Revenue Recognition

The Company earns commissions for introducing investors to various investment projects or to other broker-dealers. Commissions receivable and commissions payable on stage payment investments are recorded upon the close of escrow of the related limited partnership. Commission revenue and commission expense is recognized on the date the investment is funded by the investor.

Cash and Cash Equivalents

For the purposes of reporting cash flows, cash and cash equivalents includes a certificate of deposit with a financial institution which matures in August of 2008. However, the deposit can be redeemed at any time, subject to penalties.

6

NOTE 1 **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**
(Continued)

Financial Statement Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Income taxes provide for the tax effects of transactions reported in the financial statements and consist of taxes currently due and payable. There are no material items of deferral that would require disclosure.

NOTE 2 **NOTES RECEIVABLE FROM OWNERS**

Notes receivable from owners consisted of six promissory notes receivable. These notes were due upon demand, bore interest at ten percent, and were unsecured. During the year ended December 31, 2007 the owners repaid these notes in full including accrued interest.

For the years ended December 31, 2007 and 2006, interest income on these notes totaled $ 1,594 and $2,500, respectively and is included in the statements of earnings under interest income.

NOTE 3   **NET CAPITAL RULE**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined under such provisions, that does not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007 and 2006 the Company had net capital of $33,586 and $20,580, respectively. The net capital requirement for 2007 and 2006 was $5,000. The Company's net capital ratio (aggregate indebtedness/net capital) was 0.14 to 1.0 for 2007 and 0.19 to 1.0 for 2006.

NOTE 4   **RELATED PARTIES**

The Company and a related corporation, whose shareholders are owners of the Company, share the Company office space and administrative personnel. The related corporation reimburses the Company for overhead costs incurred. Net reimbursements (advances) for overhead in 2007 and 2006 totaled $(8,365) and $9,038, respectively.

HILBY WILSON, INC.
(AN ARIZONA CLOSE CORPORATION)

SCHEDULE 1
COMPUTATIONS OF NET CAPITAL UNDER RULE 15C3-1
For The Years Ended December 31, 2007 and 2006

	2007	2006
Total ownership equity from Statement of Financial Condition	$ 33,586	$ 100,380
Adjustments:		
Notes receivable from owners	-	25,000
Interest receivable from owners	-	54,800
Net capital	33,586	20,580
Net capital required	5,000	5,000
Excess net capital	$ 28,586	$ 15,580
Aggregate indebtedness:		
Accrued expenses	$ 4,000	$ 4,000
Ratio of aggregate indebtedness to net capital	.14 to 1	.19 to 1

HILBY WILSON, INC.
(AN ARIZONA CLOSE CORPORATION)

SCHEDULE 2

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 AND COMPUTATION FOR DETERMINATION
OF THE RESERVE REQUIREMENTS OF RULE 15c3-3

DECEMBER 31, 2007 AND 2006

The Company's transactions with customers consist exclusively of acting as an introducing broker-dealer. The Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to customers. The Company, therefore, meets requirements of Paragraph (K)(2)(i) of Rule 15c3-3 and is exempt from the computation of cash reserve requirements for brokers and dealers.

SCHEDULE 3
RECONCILIATION OF THE COMPUTATIONS OF NET CAPITAL WITH THE COMPUTATIONS
INCLUDED IN PART IIA OR FORM X-17A-5
For The Years Ended December 31, 2007 and 2006

	2007	2006
As reported by registrant in Part IIA on Form X-17A-5 (unaudited)	$ –	$ 100,828
Adjustments:		
Accrued expenses	–	–
Other	–	(448)
Total capital as reported on Schedule 1	$ –	$ 100,380

HILBY WILSON, INC.
(AN ARIZONA CLOSE CORPORATION)

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2007 AND 2006



WOODS & DWYER
Certified Public Accountants



3030 N. Central Avenue • Suite 1005
Phoenix, Arizona 85012
(602) 265-9700
Fax (602) 265-9600

To the Owners'
Hilby Wilson, Inc.
(An Arizona Close Corporation)
Phoenix, Arizona

In planning and performing our audit of the financial statements
and supplemental schedules of **Hilby Wilson, Inc., (An Arizona
Close Corporation)** for the years ended December 31, 2007 and
2006, we considered its internal control, including control
activities for safeguarding securities, in order to determine our
auditing procedures for the purpose of expressing our opinion on
the financial statements and not to provide assurance on the
internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and
Exchange Commission (SEC), we have made a study of the practices
and procedures followed by the Company including tests of
compliance with such practices and procedures that we considered
relevant to the objectives stated in Rule 17a-5(g) in making the
periodic computations of aggregate indebtedness and net capital
under Rule 17a-3 (a) (11) and for determining compliance with the
exemptive provisions of rule 15c3-3. Because the Company does
not carry securities accounts for customers or perform custodial
functions relating to customer securities, we did not review the
practices and procedures followed by the Company in any of the
following:

1. Making quarterly securities examinations, counts,
   verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for
   securities under Section 8 of Federal Reserve Regulation T
   of the Board of Governors of the Federal Reserve System.

To the Owners'
Hilby Wilson, Inc.
(An Arizona Close Corporation)

The management of **Hilby Wilson, Inc., (An Arizona Close Corporation)** is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

To the Owners'
Hilby Wilson, Inc.
(An Arizona Close Corporation)

However, we noted the following matter involving the control procedures and its operation that we consider to be a material weakness as defined above.

Segregation of Duties

Effective internal control requires that checks and balances be inherent in an accounting system wherein no transaction is handled in its entirety by a single individual. As noted in prior years, the limited number of personnel in the Company precludes such control and, accordingly, until growth of the Company is sufficient to warrant the employment of additional personnel to effect the necessary segregation of duties and functions, internal control will continue to be materially deficient in this respect.

We have been informed by management that for cost-benefit purposes no changes in personnel requirements are anticipated.

The foregoing condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of **Hilby Wilson, Inc., (An Arizona Close Corporation** for the years ended December 31, 2007 and 2006, and this report of such condition does not affect our report thereon dated February 22, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, including the condition discussed above, we believe that the Company's practices and procedures were adequate at December 31, 2007 and 2006, to meet the SEC's objectives.

14

To the Owners'
Hilby Wilson, Inc.
(An Arizona Close Corporation)

This report is intended solely for the use of the management, the investors, the Securities and Exchange Commission, the NASD, and any other applicable regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Woods & Dwyer

February 22, 2008

